PLAS2FUEL
LICENSE AGREEMENT

This License Agreement (this "*License*") is entered into and made effective as of the __12/12/2009__ by and between Green Enviro Tech, ("*Producer*"), and Plas2Fuel, Inc., a Washington corporation ("*Plas2Fuel*").

WHEREAS, Producer has entered into certain Equipment Purchase and Installation Agreement including the General Terms and Conditions to the Equipment Purchase and Installation Agreement dated __12/12/2009__ (the "*Purchase and Installation Agreement*") with Plas2Fuel, under which Plas2Fuel is to install the Plas2Fuel system (the "*System*") for Producer at their facility located at __2550 CLAIRVILLE, OSHKOSH, WI 54904__ (the "*Plant*");

WHEREAS, Producer has entered into that certain Oil Marketing and Distribution Agreement dated __12/12/2009__ (the "*Oil Distribution Agreement*") with Plas2Fuel, under which Plas2Fuel shall take Delivery of the oil production of the Plant for sale and distribution to third Parties for a mutually agreed upon commission;

WHEREAS, the System is a patent pending waste plastic-to-oil recycling system including the ICS system and any updates thereto;

WHEREAS, Plas2Fuel has granted Producer the right to use certain proprietary technology and information of Plas2Fuel for purposes of operating the System for the production of oil; and

WHEREAS, Producer desires from Plas2Fuel, and Plas2Fuel desires to grant to Producer, a limited license to use such proprietary technology and information in connection with Producer's ownership, operation, maintenance and repair of the Plant, all upon the terms and conditions set forth herein.

NOW, THEREFORE, the Parties, in consideration of the foregoing premises and the mutual promises contained herein and for other good and valuable consideration, receipt of which is hereby acknowledged, agree as follows:

1. GRANT OF LICENSE

Upon substantial completion of the Plant by Producer pursuant to the terms of the Purchase and Installation Agreement or, if later, payment by Producer of all amounts due and owing to Producer under the Purchase and Installation Agreement, Plas2Fuel grants to Producer a limited license to use the Proprietary Property (hereinafter defined) solely in connection with the ownership, operation, maintenance and repair of the Plant, subject to the limitations provided herein (the "*Purpose*").

2. DEFINITIONS

2.1 "*Net Oil Revenue*" means gross oil revenue less all transportation and other direct shipping costs incurred by Plas2Fuel on the Plas2Fuel side of the Delivery Point as set forth in the Oil Distribution Agreement.



2.2   The *"Proprietary Property"* means, without limitation, the Contract Documents as defined in the Purchase and Installation Agreements and the General Terms and Conditions related thereto, documents, Operating Procedures (hereinafter defined), materials, and other information that are furnished by Plas2Fuel to Producer in connection with the Purpose, whether orally, visually, in writing, or by any other means, whether written or oral, tangible or intangible, directly or indirectly (including, without limitation, through Producer) and in whatever form or medium including, without limitation, the design, arrangement, configuration, and specifications of (i) a combination of the Plastic Reclamation Unit ("*PRU*"), the Industrial Burners and Air Handling Equipment; (ii) the Integrated Control System ("*ICS*"); (iii) the Vacuum/Blower systems; (iv) the reusable Direct Contact Cartridges for the System("*DCC*"); (v) the Condensing-Skid System ("*CSS*"); (vi) the Vacuum System Skid ("*VSS*"); (vii) Common Exhaust System ("*CES*"); (viii) the Environmental Control Device ("*ECD*"); (ix) the Oil Settling Tank ("*OST*"); (x) Fuel Storage Tank ("*FST*"); (xi) Fuel Delivery Skid ("*FDS*"); (xii) Therminol System ("*TS*"); (xiii) Cleaning Filling Station ("*CSF*"); (xiv) Emergency Suppression System ("*ESS*"); (xv) Gas Transfer Line ("*GTL*"); (xvi) Cooling System ("*CS*"), and all documents supporting those combinations; and (xvii) the computer system, known as the distributed control system (DCS and/or PLC) (including, but not limited to, the software configuration, programming, parameters, set points, alarm points, ranges, graphical interface, and system hardware connections) and all documents supporting that system.

2.3   The *"Operating Procedures"* means, without limitation, the process equipment and specifications manuals, standards of quality, service protocols, data collection methods, construction specifications, training methods, engineering standards and any other information prescribed by Plas2Fuel from time to time concerning the Purpose.

2.4   Proprietary Property shall not include any information or materials that Producer can demonstrate by clear and convincing written evidence:

2.4.1   was lawfully in the possession of Producer prior to disclosure by Plas2Fuel or Producer;

2.4.2   was in the public domain prior to disclosure by Plas2Fuel or Producer;

2.4.3   was disclosed to Producer by a third party other than Producer having the legal right to possess and disclose such information or materials; or

2.4.4   after disclosure by Plas2Fuel or Producer comes into the public domain through no fault of Producer or its members, directors, officers, employees, agents, contractors, consultants or other representatives (hereinafter collectively referred to as *"Representatives"*). Information and materials shall not be deemed to be in the public domain merely because such information is embraced by more general disclosures in the public domain, and any combination of features shall not be deemed to be within the foregoing exceptions merely because individual features are in the public domain if the combination itself and its principles of operation are not in the public domain.

3.   LIMITATIONS OF USE

Producer shall not use the Proprietary Property for any purpose other than the Purpose. Producer shall not use the Proprietary Property in connection with any expansion or enlargement of the Plant. Plas2Fuel and its Representatives shall have the express right, during business hours and upon



reasonable notice to Producer, at any time to enter upon the premises of the Plant to inspect the Plant and its operation to ensure that Producer is complying with the terms of this License.

4. COMPLIANCE WITH OPERATING PROCEDURES

Producer's failure to materially comply with the Operating Procedures shall void all guarantees, representations and warranties, whether expressed or implied, if any, that were given by Plas2Fuel to Producer, directly or indirectly through Producer, concerning the performance of the Plant that Plas2Fuel reasonably determines are materially affected by Producer's failure to materially comply with such Operating Procedures. Producer shall indemnify, defend and hold harmless Plas2Fuel, Producer and their respective Representatives from any and all losses, damages and expenses including, without limitation, reasonable attorneys' fees resulting from, relating to or arising out of Owner's or its Representatives' (a) failure to materially comply with the Operating Procedures or (b) negligent use of the Proprietary Property.

5. MODIFICATIONS TO PROPRIETARY PROPERTY

Any and all modifications to the Proprietary Property made by Producer or its Representatives shall be the sole property of Plas2Fuel. Producer shall promptly notify Plas2Fuel of any such modification and Producer shall assign all right, title and interest in such modification to Plas2Fuel; provided, however, Producer shall retain the right, at no cost, to use such modification in connection with the Purpose.

6. EXCLUSIVE RIGHT TO THE PROPRIETARY PROPERTY

Plas2Fuel has the exclusive right and interest in and to the Proprietary Property and the goodwill associated therewith. Producer shall not, directly or indirectly, contest Plas2Fuel's ownership of the Proprietary Property. Producer's use of the Proprietary Property does not give Producer any ownership interest or other interest in or to the Proprietary Property except for the limited license granted to Producer herein.

7. LICENSE FEE / ROYALTY

Producer shall pay a license fee (the "*License Fee*") to Plas2Fuel for Producer's use of the Proprietary Property pursuant to this License as outlined in the Purchase and Installation Agreement. The License Fee shall be based on Net Oil Revenue and shall be collected by Plas2Fuel pursuant to the Oil Marketing and Distribution Agreement and calculated as set forth in the Purchase and Installation Agreement.

8. ASSIGNABILITY

Producer may not assign the limited license granted herein, in whole or in part, without the prior written consent of Plas2Fuel, which will not be unreasonably withheld or delayed. Prior to any assignment, Producer shall obtain from such assignee a written instrument, in form and substance reasonably acceptable to Plas2Fuel, agreeing to be bound by all the terms and provisions of this License. Any assignment of this License shall not release Producer from (i) its duties and obligations hereunder concerning the disclosure and use of the Proprietary Property by Producer or its Representatives, or (ii) damages to Plas2Fuel resulting from, or arising out of, a breach of such duties or obligations by



Boise-223323.2 0032697-00001

Producer or its Representatives. Plas2Fuel may assign its right, title and interest in the Proprietary Property, in whole or part, subject to the License granted herein.

9. CONFIDENTIALITY

The Proprietary Property is confidential and proprietary. Producer shall keep the Proprietary Property confidential and shall use all reasonable efforts to maintain the Proprietary Property as secret and confidential for the sole use of Producer and its Representatives for the Purpose. Producer shall retain all Proprietary Property at its principal place of business and/or the Plant. Producer shall not at any time without Plas2Fuel's prior written consent, copy, duplicate, record, or otherwise reproduce the Proprietary Property, in whole or in part, or otherwise make the same available to any unauthorized person provided, Producer shall be permitted to copy, duplicate or otherwise reproduce the Proprietary Property in whole or in part in connection with, and to the extent it is necessary and essential for, the Purpose so long as all such copies, duplicates or reproductions are kept at its principal place of business and/or the Plant and are treated the same as any other Proprietary Property. Producer shall not disclose the Proprietary Property except to its Representatives who are directly involved with the Purpose, and even then only to such extent as is necessary and essential for such Representative's involvement. Producer shall inform such Representatives of the confidential and proprietary nature of such information and, if requested by Plas2Fuel, Producer shall obtain from such Representative a written instrument, in form and substance reasonably acceptable to Plas2Fuel, agreeing to be bound by all of the terms and provisions of this License to the same extent as Producer. Producer shall make all reasonable efforts to safeguard the Proprietary Property from disclosure by its Representatives to anyone other than permitted hereby. Producer shall notify Plas2Fuel immediately upon discovery of any unauthorized use or disclosure of the Proprietary Property, or any other breach of this License by Producer or its Representatives, and shall cooperate with Plas2Fuel in every reasonable way to help Plas2Fuel regain possession of the Proprietary Property and prevent its further unauthorized use or disclosure. In the event that Producer or its Representatives are required by law to disclose the Proprietary Property, Producer shall provide Plas2Fuel with prompt written notice of same so that Plas2Fuel may seek a protective order or other appropriate remedy. In the event that such protective order or other appropriate remedy is not obtained, Producer or its Representatives will furnish only that portion of the Proprietary Property which in the reasonable opinion of its or their legal counsel is legally required and will exercise its reasonable efforts to obtain reliable assurance that the Proprietary Property so disclosed will be accorded confidential treatment.

10. INDEMNIFICATION

Producer shall indemnify Plas2Fuel for any and all damages (including, without limitation, reasonable attorneys' fees) arising out of or resulting from any unauthorized disclosure or use of the Proprietary Property by Producer or its Representatives. Producer agrees that Plas2Fuel would be irreparably damaged by reason of a violation of the provisions contained herein and that any remedy at law for a breach of such provisions would be inadequate. Producer agrees that Plas2Fuel shall be entitled to seek injunctive or other equitable relief in a court of competent jurisdiction against Producer or its Representatives for any unauthorized disclosure or use of the Proprietary Property without the necessity of proving actual monetary loss or posting any bond. It is expressly understood that the remedy described herein shall not be the exclusive remedy of Plas2Fuel for any breach of such covenants, and Plas2Fuel shall be entitled to seek such other relief or remedy, at law or in equity, to which it may be entitled as a consequence of any breach of such duties or obligations.



11. SURVIVAL OF PRODUCER'S DUTIES

The duties and obligations of Producer under this License, and all provisions relating to the enforcement of such duties and obligations shall survive and remain in full force and effect notwithstanding any termination or expiration of the Purchase and Installation Agreement or this License.

12. TERMINATION

Plas2Fuel may terminate this License upon written notice to Producer if Producer willfully or wantonly (a) uses the Proprietary Property for any purpose, or (b) discloses the Proprietary Property to anyone, in each case other than permitted herein. Upon termination of this License, Producer shall cease using the Proprietary Property for any purpose (including the Purpose) and, upon request by Plas2Fuel, shall promptly return to Plas2Fuel all documents or other materials in Producer's or its Representatives' possession that contain Proprietary Property in whatever format, whether written or electronic, including any and all copies or reproductions of the Proprietary Property. Producer shall permanently delete all such Proprietary Property from its computer hard drives and any other electronic storage medium (including any backup or archive system). Producer shall deliver to Plas2Fuel a written certificate which certifies that all electronic copies or reproductions of the Proprietary Property have been permanently deleted.

13. GOVERNING LAW AND VENUE

The laws of the State of Oregon shall govern the validity of the provisions contained herein, the construction of such provisions, and the interpretation of the rights and duties of the Parties. Any legal action brought to enforce or construe the provisions of this License shall be brought in the federal or state courts located in Washington County, Oregon, and the Parties agree to and hereby submit to the exclusive jurisdiction of such courts and agree that they will not invoke the doctrine of forum non conveniens or other similar defenses in any such action brought in such courts. Notwithstanding the foregoing, nothing in this License will affect any right Plas2Fuel may otherwise have to bring any action or proceeding relating to this License against Producer or its properties in the courts of any jurisdiction. In the event the Plant is located in, or Producer is organized under the laws of, a country other than the US, Producer hereby specifically agrees that any injunctive or other equitable relief granted by a court located in the State of Oregon, US, or any award by a court located in the State of Oregon, shall be specifically enforceable as a foreign judgment in the country in which the Plant is located, Producer is organized or both, as the case may be, and agrees not to contest the validity of such relief or award in such foreign jurisdiction, regardless of whether the laws of such foreign jurisdiction would otherwise authorize such injunctive or other equitable relief, or award.

14. LIMITATION OF LIABILITY

Producer hereby agrees to waive all claims against Plas2Fuel, it's Officers, Directors and Plas2Fuel's Representatives for any consequential damages that may arise out of or relate to this License, the Purchase and Installation Agreement or the Proprietary Property whether arising in contract, warranty, tort (including negligence), strict liability or otherwise, including but not limited to losses of use, profits, business, reputation or financing. Producer further agrees that the aggregate recovery of Producer and Producer Representatives (and everyone claiming by or through Producer and Producer Representatives), as a whole, against Plas2Fuel and Plas2Fuel's Representatives, collectively,



for any and all claims that arise out of, relate to or result from this License, the Proprietary Property or the Purchase and Installation Agreement, whether arising in contract, warranty, tort (including negligence), strict liability or otherwise, shall not exceed the lesser of (i) the amounts paid by Producer to Plas2FuelPlas2Fuel under the Purchase and Installation Agreement as of the date of occurrence of the event from which the claim at issue allegedly arose, or (ii) ~~$500,000~~. $ 1,000,000 JW RB

15. ENTIRE AGREEMENT

The terms and conditions of this License constitute the entire agreement between the Parties with respect to the subject matter hereof and supersede any prior understandings, agreements or representations by or between the Parties, written or oral. Any rule of construction to the effect that any ambiguity is to be resolved against the drafting party shall not be applicable in the interpretation of this License. This License may not be modified or amended at any time without the written consent of the Parties.

16. NOTICES

All notices, requests, demands, reports, statements or other communications (herein referred to collectively as "***Notices***") required to be given hereunder or relating to this License shall be in writing and effective: (a) three (3) business days after being mailed by certified mail with return receipt requested; (b) the same day when personally delivered to such Party; (c) one (1) business day after being sent by overnight delivery using a nationally recognized overnight courier service; (d) the same day when sent by facsimile transmission with confirmed receipt to the fax number; or (e) the same day when sent by email transmission with confirmed receipt to the email address. In each case, the notice shall be sent or delivered to the address or fax number set forth in the General Terms and Conditions to the Equipment Purchase and Installation Agreement.

17. ENFORCEABILITY

In the event that any of the terms, conditions, covenants or agreements contained in this License, or the application of any thereof, shall be held by a court of competent jurisdiction to be invalid, illegal or unenforceable, such term, condition, covenant or agreement shall be deemed void ab initio and shall be deemed severed from this License. In such event, and except if such determination by a court of competent jurisdiction materially changes the rights, benefits and obligations of the Parties under this License, the remaining provisions of this License shall remain unchanged unaffected and unimpaired thereby and, to the extent possible, such remaining provisions shall be construed such that the purpose of this License and the intent of the Parties can be achieved in a lawful manner.

18. BINDING OBLIGATIONS

The duties and obligations herein contained shall bind, and the benefits and advantages shall inure to, the respective successors and permitted assigns of the Parties hereto.

JW RB







19. WAIVER

The waiver by any party hereto of the breach of any term, covenant, agreement or condition herein contained shall not be deemed a waiver of any subsequent breach of the same or any other term, covenant, agreement or condition herein, nor shall any custom, practice or course of dealings arising among the Parties hereto in the administration hereof be construed as a waiver or diminution of the right of any party hereto to insist upon the strict performance by any other party of the terms, covenants, agreement and conditions herein contained.

20. CONSTRUCTION

In this License, where applicable, (i) references to the singular shall include the plural and references to the plural shall include the singular, and (ii) references to the male, female, or neuter gender shall include references to all other such genders where the context so requires.

IN WITNESS WHEREOF, the Parties hereto have executed this License effective as of the date first written above.

Producer:	**Plas2Fuel:**
[signature]	[signature]
(Signature)	*(Signature)*
Gary DeLaveaga(?)	Brent Bostwick
(Printed Name)	*(Printed Name)*
	Vice President
(Title) CEO	*(Title)*
Date: 12-12-09	Date: 12/12/2009
Address for giving notices:	Address for giving notices:
	Plas2Fuel Corporation 7904 SW Hunziker Street Tigard, OR 97223